Exhibit 77H
Phoenix Equity Series


Phoenix Growth & Income Fund (the "Fund") merged with and into a fund of the same name in Phoenix Equity Trust on March 10, 2008. Any shareholders of the Fund, including any omnibus account holding 25% or more of the Fund's outstanding shares, ceased to be shareholders of the Fund and received a corresponding holding in the new fund.